Carlos Ramirez +1 858 550 6157 cramirez@cooley.com	By EDGAR

June 28, 2024

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Lynn Dicker, Lauren Hamill and Jason Drory

Re:	Artiva Biotherapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 10, 2024

CIK No. 0001817241

Ladies and Gentlemen:

On behalf of Artiva Biotherapeutics, Inc. (the “Company”), we submit this letter in response to the comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted to the Commission on June 10, 2024 (the “DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosures in the Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 10, 2024

Our Strengths, page 115

1.

We note your response to prior comment 14, which we reissue. Please revise to define terms including “overall response rate,” “complete response,” “partial response,” “ongoing response,” “stable disease,” and “progressive disease,” as determined by the Lugano 2014 criteria. Additionally, explain how such responses are measured using CT and PET imaging assessments in your clinical trials or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 116, 117, 125, 132, 133 and 135 of the Registration Statement.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

Page Two

AlloNK Clinical Development in LN, page 128

2.

You disclose that the primary efficacy endpoint is the overall renal response rate (ORRR) defined as the proportion of subjects having either a complete renal response (CRR) or partial renal response (PRR). Please revise to define terms CRR and PRR.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 130 of the Registration Statement.

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Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

Carlos Ramirez

cc:	Fred Aslan, M.D., President and Chief Executive Officer, Artiva Biotherapeutics, Inc.

Neha Krishnamohan, Chief Financial Officer, Artiva Biotherapeutics, Inc.

Charles S. Kim, Cooley LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com